Issuer Free Writing Prospectus dated February 6, 2014
Filed Pursuant to Rule 433
Registration Statement No. 333-190402
(Relating to Preliminary Prospectus Supplement dated February 6, 2014)

Affiliated Managers Group, Inc.

$400,000,000

4.250% Senior Notes due February 15, 2024

Term Sheet

February 6, 2014

The following information relates only to Affiliated Managers Group, Inc.’s offering (the “Offering”) of its 4.250% Senior Notes due February 15, 2024 and should be read together with the preliminary prospectus supplement dated February 6, 2014 relating to this Offering and the accompanying prospectus dated August 6, 2013, including the documents incorporated by reference therein.

Issuer:	Affiliated Managers Group, Inc. (NYSE: AMG)
Title of Security:	4.250% Senior Notes due February 15, 2024 (the “Notes”)
Type of Offering:	SEC Registered
Principal Amount:	$400,000,000
Expected Ratings (S&P / Fitch)*:	BBB (Outlook Positive) / BBB (Outlook Stable)
Trade Date:	February 6, 2014
Settlement Date (T+3):	February 11, 2014
Maturity Date:	February 15, 2024
Minimum Denomination /
Multiples:	$2,000 and in integral multiples of $1,000 in excess thereof
Interest Payment Dates:	February 15 and August 15
First Interest Payment Date:	August 15, 2014 (long first coupon)
Change of Control Repurchase:	At 101% of principal plus accrued and unpaid interest if issuer subject to a Change of Control Repurchase Event.
Optional Redemption:

At any time prior to the Maturity Date, in whole or in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes being redeemed and (2) the remaining principal and interest payments on the notes being redeemed (excluding accrued and unpaid interest) discounted to their present value as of the redemption date at the applicable Treasury Rate plus 25 bps, plus accrued and unpaid interest

Treasury Benchmark:	2.750% UST due November 15, 2023
Treasury Yield:	2.708%
Spread to Benchmark:	+165 bps
Reoffer Yield:	4.358%
Coupon:	4.250%
Issue Price:	99.131% of face amount
Day Count:	30 / 360
Proceeds, Before Expenses:	$393,924,000
Use of Proceeds:

The issuer intends to use a portion of the net proceeds of this offering to repay a portion of currently outstanding indebtedness under its revolving credit facility and the remaining portion for other general corporate purposes.

CUSIP / ISIN:	008252AM0 / US008252AM02

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Co-Managers:

Barrington Research Associates, Inc.

BMO Capital Markets Corp.

Deutsche Bank Securities Inc.

Mitsubishi UFJ Securities (USA), Inc.

RBC Capital Markets, LLC

RBS Securities Inc.

Scotia Capital (USA) Inc.

The Huntington Investment Company

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

The issuer has filed a registration statement, including a preliminary prospectus supplement and accompanying prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the registration statement, including the preliminary prospectus supplement and the accompanying prospectus, and other documents the issuer has filed with the SEC for more complete information about the issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, Citigroup Global Markets Inc. at 1-800-831-9146 and J.P. Morgan Securities LLC at collect at 212-834-4533.

This pricing term sheet supplements and updates the information contained in the preliminary prospectus supplement issued by Affiliated Managers Group, Inc. on February 6, 2014 relating to its prospectus dated August 6, 2013.